Exhibit 99.5

FIRST AMENDMENT TO THE CONSOLIDATED LOAN AGREEMENT

(this “Agreement”)

This Agreement is dated as of November 11, 2019 and entered into between:

STRUCTURED ALPHA LP, a Cayman Island exempted limited partnership

(together with its permitted successors and assigns, “Lender”),

- and -

LIMINAL BIOSCIENCES INC. (formerly known as Prometic Life Sciences Inc.), a Canadian corporation (together with its permitted successors and assigns, “Borrower”),

- and -

PROMETIC BIOTHERAPEUTICS INC., a Delaware corporation

(together with its permitted successors and assigns, “PBT”),

- and -

LIMINAL R&D BIOSCIENCES INC. (formerly known as Prometic Biosciences Inc.), a Canadian corporation (together with its permitted successors and assigns, “LBRD”),

- and -

PROMETIC BIOPRODUCTION INC., a Canadian corporation

(together with its permitted successors and assigns, “PBP”),

- and -

NANTPRO BIOSCIENCES, LLC, a Delaware limited liability company

(together with its permitted successors and assigns, “NantPro”),

- and -

PROMETIC PLASMA RESOURCES INC., a Canadian corporation (together with its permitted successors and assigns, “PPR”),

- and -

LIMINAL BIOSCIENCES HOLDINGS LIMITED (formerly known as Prometic Pharma SMT Holdings Limited), a private limited company incorporated under the laws of England and Wales (together with its permitted successors and assigns, “LBHL”),

- and -

LIMINAL BIOSCIENCES LIMITED (formerly known as Prometic Pharma SMT Limited (PSMT)), a private limited company incorporated under the laws of England and Wales (together with its permitted successors and assigns, “LBL”),

- and -

PROMETIC BIOTHERAPEUTICS LTD, a private limited company incorporated under the laws of England and Wales (together with its permitted successors and assigns, “PBT UK”),

- and -

TELESTA THERAPEUTICS INC., a corporation incorporated under the laws of Canada (together with its permitted successors and assigns, “Telesta”),

- and -

PROMETIC PLASMA RESOURCES (USA) INC., a Delaware corporation (together with its permitted successors and assigns, “PPR USA”).

RECITALS:

A. The Borrower and the Lender are parties to a consolidated loan agreement dated April 23, 2019 (the “Consolidated Loan Agreement”).

B. The parties to the Consolidated Loan Agreement wish to amend the Consolidated Loan Agreement in accordance with Section 10.2 thereof to make available to the Borrower an irrevocable and unconditional line of credit to be drawn by the Borrower upon request of the Borrower pursuant to the terms of this Agreement.

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions. Capitalized terms not defined in this Agreement have the meanings given to them in the Consolidated Loan Agreement.

Section 1.2 Headings, etc. The inclusion of headings in this Agreement is for convenience of reference only and does not affect the construction or interpretation hereof.

Section 1.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 2

AMENDMENTS

Section 2.1 Additional Definitions. Section 1.1 of the Consolidated Loan Agreement is hereby amended by adding the following definitions in the appropriate alphabetical sequence:

“Advance” means an advance of the Loan made by the Lender to the Borrower in respect of the LOC in accordance with the terms hereof.

“Borrowing Notice” means a written notice by the Borrower to the Lender substantially in the form of Appendix A hereto.

“Equity Raise” means the issuance by the Borrower of equity securities in one or more transactions to one or more third parties, other than pursuant to the exercise, exchange or conversion of outstanding securities of the Borrower.

“First Amendment Date” means November 11, 2019.

“Licensing Transaction” means the out-licensing of the commercialization rights of the Borrower for its plasma-derived therapeutics designated as RYPLAZIM™ (plasminogen).

“LOC” means the non-revolving, delayed-draw term line of credit which may be drawn by the Borrower pursuant to Section 2.1(c), up to an aggregate amount of CAD$75,000,000, as such amount may be reduced in accordance with Section 2.1(d).

“PBL Sale” means the transactions contemplated by the Share Purchase Agreement.

“Share Purchase Agreement” means the share purchase agreement dated November 3, 2019 between Borrower and Gamma Biosciences GP LLC (as the same may be amended, restated, novated or otherwise modified from time to time).

Section 2.2 Amended Terms. The Consolidated Loan Agreement is hereby amended as follows:

(1)	The definition of “Interest Rate” in the Consolidated Loan Agreement is deleted and replaced by the following text:

“Interest Rate” means 10% per annum, with effect beginning on the Restatement Date, [REDACTED – SENSITIVE COMMERCIAL INFORMATION].

(2)	The definition of “Principal Amount” in the Consolidated Loan Agreement is deleted and replaced by the following text:

“Principal Amount” means, as of the First Amendment Date, $10,000,000 and thereafter, the principal amount of the Loan outstanding under this Agreement from time to time as reduced from time to time pursuant to Section 2.1, Section 2.7 or Section 8.4.

(3)	Section 2.1(b) of the Consolidated Loan Agreement is deleted and replaced by the following text:

Upon the Restatement Date, the Original Loan Amount was reduced to, and remains on the First Amendment Date, a principal amount of $10,000,000. Such amount plus any Advances are hereinafter referred to as the “Loan”.

(4)	Section 2.1 of the Consolidated Loan Agreement is amended by adding a new subsection (c) as follows:

(c)

Subject to the terms and conditions of this Agreement, the Lender hereby agrees to make available the LOC to the Borrower. The LOC is available by one or more Advances upon the satisfaction of the conditions specified in Section 7.3 at any time prior to May 11, 2021. Advances under the LOC will be funded by wire transfer of immediately available funds to the bank account designated in the Borrowing Notice. For the avoidance of any doubt, the LOC may be drawn in one or more Advances in the same or different amounts, at the discretion of the Borrower, which aggregate Advances shall not exceed the LOC. The Borrower may, at any time, upon giving at least three (3) Business Days prior notice to the Lender, cancel in full or, from time to time, permanently reduce in whole or in part any undrawn portion of the LOC.

(5)	Section 2.1 of the Consolidated Loan Agreement is amended by adding a new subsection (d) as follows:

(d)

The aggregate amount which may be drawn onto the LOC, being initially CAD $75,000,000, shall be reduced from time to time on a dollar-for-dollar equivalent basis upon the receipt by the Borrower of net proceeds arising out of the completion (i) the PBL Sale, (ii) the Licensing Transaction, or (iii) any Equity Raise.

(6)	The Consolidated Loan Agreement is amended by adding new section 7.3 as follows.

7.3 Conditions Precedent to the Advances under the LOC

The obligations of the Lender to make Advances under the LOC pursuant to Section 2.1(c) will be subject to:

(A)

the Borrower shall have used (i) its commercially reasonable best efforts to complete the PBL Sale and the Licensing Transaction; and (ii) its best efforts to complete one or more Equity Raises in the cumulative amount of CAD$75,000,000, less the reductions provided in Section 2.1(d)(i), (ii) and (iii); and

(B)	the Lender’s receipt of a Borrowing Notice pursuant to Section 2.1(c) not less than 5 days prior to the date of the Advance;

(7)	The Consolidated Loan Agreement is amended by adding new Appendix A, in the form attached hereto as Appendix A.

ARTICLE 3

ADDITIONAL REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 3.1 Additional Representations and Warranties of the Borrower. The Borrower and each other Obligor represents and warrants to the Lender as follows as at the date hereof:

(a) Due Authorization, Execution and Delivery. This Agreement has been duly authorized, executed and delivered by the Obligors, and this Agreement, and the Consolidated Loan Agreement as amended hereby, constitute legal, valid and binding obligations of the Obligors and are enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

ARTICLE 4

CONDITIONS

Section 4.1 Conditions to Effectiveness. The effectiveness of this Agreement and the amendments provided herein are subject to the receipt by the Lender of an executed copy of this Agreement.

ARTICLE 5

MISCELLANEOUS

Section 5.1 Consummation of Certain Transactions. The Borrower hereby acknowledges and confirms that it will use its reasonable best efforts to complete the PBL Sale by the Outside Date (as defined in the Share Purchase Agreement) and the Licensing Transaction by [REDACTED – SENSITIVE COMMERCIAL INFORMATION].

Section 5.2 PBL. The Lender acknowledges and agrees that, until the earlier of (i) the completion of the PBL Sale and (ii) the termination of the Share Purchase Agreement, it shall have no recourse against PBL under the Guarantee or any other Loan Document.

Section 5.3 Ratification of Existing Obligations. The Borrower and each Obligor hereby acknowledge and confirm that, subject to Section 5.2 hereof:

(1)	the terms of the Consolidated Loan Agreement, as amended by this Agreement, shall remain in full force and effect and are hereby ratified and confirmed;

(2)	the obligations of the Obligors under the Consolidated Loan Agreement and the other Loan Documents will not otherwise be impaired or affected by the execution and delivery of this Agreement;

(3)

each and all of their obligations and liabilities expressed to be assumed and undertaken by them under each of the Loan Documents and the Liens intended to be conferred upon the Lender under such Loan Documents are in full force and effect and will secure all amounts outstanding under each of the Consolidated Loan Agreement as amended or varied by this Agreement; and

(4)

for the purposes of any Loan Document governed by English law, this Agreement is designated as a “Loan Agreement”, and that the definition “Secured Liabilities” (as defined in such English Loan Document) shall extend to all present and future obligations and liabilities owed or expressed to be owed to the Lender pursuant to this Agreement;

Section 5.4 Benefits. This Agreement is binding upon and will inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 5.5 Counterparts. This Agreement may be executed in any number of counterparts and delivered by facsimile or PDF via email, each of which will be deemed to be an original.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date stated on the first page above.

BORROWER:

LIMINAL BIOSCIENCES INC.

By:	(s) Kenneth Galbraith
Name: Kenneth Galbraith Title: Chief Executive Officer

GUARANTORS:

PROMETIC BIOTHERAPEUTICS INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

LIMINAL R&D BIOSCIENCES INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Chief Operating Officer, North America

PROMETIC BIOPRODUCTION INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

NANTPRO BIOSCIENCES, LLC

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

PROMETIC PLASMA RESOURCES INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

TELESTA THERAPEUTICS INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

PROMETIC PLASMA RESOURCES (USA) INC.

By:	(s) Patrick Sartore
Name: Patrick Sartore Title: Secretary

Executed by:

(s) Patrick Sartore
Name: Patrick Sartore Title: Director

for and on behalf of LIMINAL BIOSCIENCES HOLDINGS LIMITED

Executed by:

(s) Patrick Sartore
Name: Patrick Sartore Title: Director

for and on behalf of LIMINAL BIOSCIENCES LIMITED

Executed by:

(s) Patrick Sartore
Name: Patrick Sartore Title: Director

for and on behalf of PROMETIC BIOTHERAPEUTICS LTD.

LENDER:

STRUCTURED ALPHA LP, by its general partner Thomvest Asset Management Inc.

By:	(s) Stefan V. Clulow
Name: Stefan V. Clulow Title: Managing Director and Chief Investment Officer

APPENDIX A

FORM OF BORROWING NOTICE

TO:	Structured Alpha LP c/o Thomvest Seed Capital Inc. 65 Queen Street West, Suite 2400 Toronto, Ontario M5H 2M8 (the “Lender”)

Attention: Stefan V. Clulow, Chief Investment Officer and Managing Director Facsimile No. (416) 361-9129 Email: stefan@thomvest.com

FROM:	Liminal BioSciences Inc. 440 Armand – Frappier Blvd., Suite 300 Laval, Quebec H7V 4B4 (the “Borrower”)

Attention: Kenneth Galbrait, CEO Facsimile No. (450) 781-4470 Email: k.galbraith@liminalbiosciences.com

DATE:	[∎]

1.

This notice of request for the Advance is delivered to you pursuant to the consolidated loan agreement originally dated as of April 27, 2017, as amended and restated on April 23, 2019 and on November 11, 2019, between, inter alia, the Borrower, the Lender, as amended, supplemented, restated or replaced from time to time (the “Loan Agreement”). All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Loan Agreement, unless the context requires otherwise.

2.	The undersigned hereby requests the Advance from the Lender as follows:

Date	of the Advance:

Amount	of the Advance:

3.	Payment Instructions: [if any, including account information of the Borrower]

4.	No Event of Default has occurred and is continuing nor will any such event occur as a result of the Advance.

5.

The representations and warranties made in Section 5.1 of the Loan Agreement, except to the extent those expressly stated to be made as of an earlier date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof.

- signature page follows -

This Borrowing Notice is delivered as of the date indicated on the first page above.

Borrower:

LIMINAL BIOSCIENCES INC.

By:
Name: Title: